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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):       ☐ Form 10-K       ☐ Form 20-F       ☑ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Bancinsurance Corporation

Full Name of Registrant

Former Name if Applicable
250 East Broad Street, 10th Floor

Address of Principal Executive Office (Street and Number)
Columbus, OH 43215

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
As previously reported, Bancinsurance Corporation (the “Company”) was advised on February 4, 2005 by its then current independent registered public accounting firm, Ernst & Young LLP (“E&Y”), that 1) E&Y was withdrawing its audit reports for the years 2001-2003 for the Company and its wholly-owned subsidiaries, Ohio Indemnity Company (“Ohio Indemnity”) and American Legal Publishing Corporation, 2) those audit reports and the completed interim reviews of the Company’s 2004 quarterly filings on Form 10-Q should no longer be relied upon because of developments related to the Company’s discontinued bond program, and 3) E&Y was unable to complete the audit of the Company’s 2004 financial statements at the time.
Promptly thereafter, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) commenced its own internal review of this matter and engaged Kirkpatrick & Lockhart Nicholson Graham LLP (“Kirkpatrick & Lockhart”) to conduct a thorough review of each of the concerns raised by E&Y and report on this matter to the Audit Committee. On May 25, 2005, the Company announced that the Audit Committee had completed its investigation of the concerns raised by E&Y and Kirkpatrick & Lockhart had concluded that 1) there was no evidence to suggest that management intentionally withheld information from E&Y regarding the discontinued bond program or committed any intentional misconduct and 2) internal control deficiencies existed in the discontinued bond program.
In response to Kirkpatrick & Lockhart’s findings related to the Company’s internal controls over the discontinued bond program, the Audit Committee engaged Skoda, Minotti & Co. (“Skoda”), an independent accounting firm, to conduct an assessment of the Company’s internal controls over its reinsurance and managing general agent operations (collectively referred to as “third party operations”) and recommend any appropriate changes. On November 11, 2005, Skoda issued its independent accountant’s report on the Company’s internal controls over its third party operations as of June 30, 2005. Skoda concluded that the Company maintained, in all material respects, effective internal controls over its third party operations as of June 30, 2005. As part of its engagement, Skoda made certain recommendations for further enhancements to the Company’s internal controls over its third party operations. The Company expects to implement all recommendations.
As also previously reported, 1) on July 12, 2005, the Audit Committee dismissed E&Y as the Company’s independent registered public accounting firm and engaged Daszkal Bolton LLP (“Daszkal”) as the Company’s independent registered public accounting firm for fiscal years 2001 through 2005 and 2) on March 29, 2005, the Securities and Exchange Commission (the “SEC”) notified the Company that the SEC had converted its informal, non-public inquiry regarding the Company that was initiated in February 2005 into a formal order of private investigation. The investigation is ongoing and the Company continues to cooperate fully with the SEC.
As of the date hereof, the Company has been unable to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 (the “1st Quarter Form 10-Q”) and June 30, 2005 (the “2nd Quarter Form 10-Q”). The Company is also unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (the “3rd Quarter Form 10-Q” and together with the 1st Quarter Form 10-Q and the 2nd Quarter Form 10-Q, the “Form 10-Qs”) by November 14, 2005, the prescribed due date for filing the 3rd Quarter Form 10-Q.
As of the date hereof, Daszkal has substantially completed its audit work with respect to the Company’s consolidated financial statements for 2002, 2003 and 2004, and the Company is currently discussing the finalization of the Form 10-K with the Staff of the Division of Corporation Finance of the SEC. Daszkal is also nearing completion of its review of the Company’s consolidated financial statements for the quarterly periods ended March 31, June 30 and September 30, 2005. The Company cannot finalize and file the delinquent reports until Daszkal has completed its review and the discussions with the SEC are concluded. The Company intends to file contemporaneously the Form 10-K and the Form 10-Qs with the SEC as promptly as practicable.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John S. Sokol	(614)	228-2800

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

Annual Form 10-K for Fiscal Year Ended December 31, 2004; Form 10-Q for Quarter Ended March 31, 2005; Form 10-Q for Quarter Ended June 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until Daszkal completes its review of the Company’s financial statements for the quarterly periods ended March 31, June 30, and September 30, 2005, the Company cannot determine with reasonable certainty whether its earnings statement to be included in the 3rd Quarter Form 10-Q will reflect any significant change in results of operations compared to what was previously reported for the same period in 2004.

Although the Company believes that its loss reserves for the discontinued bond program at September 30, 2005 will, when ultimately determined, be substantially greater than what was previously reported as its loss reserves for the discontinued bond program at September 30, 2004, the Company does not expect its loss reserves for the discontinued bond program at September 30, 2005 to be significantly different from its loss reserves for the discontinued bond program at June 30, 2005. As a result, the Company expects that its loss reserves for the discontinued bond program at September 30, 2005 will have a significant effect on the Company’s financial condition at September 30, 2005 compared to what was previously reported by the Company at September 30, 2004, but will not have a significant effect on the Company’s results of operations for the quarterly period ended September 30, 2005 compared to what was previously reported for the same period in 2004.

Because Daszkal’s review of the Company’s financial statements for the quarterly periods ended March 31, June 30, and September 30, 2005 are not complete, there can be no assurance that the financial information set forth in the preceding paragraph will not change upon the completion of the first, second and third quarter 2005 quarterly reviews.

Bancinsurance Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2005	By: /s/ John S. Sokol Title: President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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